EXHIBIT 4.9

MANAGEMENT SERVICES AGREEMENT

BETWEEN

EGM EXPLORATION GROUP MANAGEMENT CORP.

AND

CROSSHAIR EXPLORATION & MINING CORP.

January 1, 2010

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TABLE OF CONTENTS

Page

ARTICLE 1	INTERPRETATION	1

1.1	Definitions	1

1.2	Headings	3

1.3	Number and Gender	3

1.4	Choice of Law	3

1.5	Attornment	3

ARTICLE 2	APPOINTMENT AND DELEGATION	4

2.1	Appointment as Manager and Delegation: Management Services	4

ARTICLE 3	CONCERNING MANAGER	5

3.1	Standard of Care	5

3.2	Representations and Warranties	6

3.3	Liability of Manager	7

3.4	Appointment of Agents	7

3.5	Relationship of Manager and the Managed Entity	8

3.6	Other Activities of Manager	8

ARTICLE 4	SHARED FACILITIES	8

4.1	Use of Shared Facilities	8

ARTICLE 5	FEES AND PAYMENT	8

5.1	Budgets Relating to Services	8

5.2	Fees Payable by Managed Entity	9

5.3	Change in Services	9

5.4	Invoice	9

5.5	Payment	9

5.6	Proration	9

5.7	Payments in Respect of Taxes	9

5.8	Severance Pay	9

5.9	Annual Fees Adjustment	10

5.10	Excluded Services	10

ARTICLE 6	TERM AND TERMINATION	11

6.1	Term of Agreement	11

6.2	Termination of Agreement	11

6.3	Delivery of Records	11

ARTICLE 7	RECORDS AND REPORTING	12

7.1	Records and Reporting	12

7.2	Audit and Inspection Right	12

ARTICLE 8	INDEMNIFICATION	12

8.1	Indemnification of Manager	12

ARTICLE 9	CONFIDENTIALITY	13

9.1	Confidentiality	13

9.2	Injunctive Relief	14

9.3	Return of Confidential Information	14

9.4	Survival	15

ARTICLE 10	FORCE MAJEURE	15

10.1	Force Majeure	15

ARTICLE 11	GENERAL PROVISIONS	16

11.1	Stock Exchange Acceptance	16

11.2	Further Assurances	16

11.3	Assignment	16

11.4	Enurement	16

11.5	Entire Agreement	16

11.6	Notice	16

11.7	Amendment	17

11.8	Severability	17

11.9	Counterpart Execution	17

11.10	Effective Date	18

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MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT made effective as of the 1st day of January, 2010.

BETWEEN:

EGM EXPLORATION GROUP MANAGEMENT CORP., a company incorporated under the laws of the Province of British Columbia (“Manager”)

- and -

CROSSHAIR EXPLORATION & MINING CORP., a company incorporated under the laws of the Province of British Columbia (the “Managed Entity”)

WHEREAS the Managed Entity requires office space, furnishings and equipment, communications facilities, accounting services, secretarial services and the administrative services and personnel necessary to fulfil the basic day-to-day responsibilities imposed on the Managed Entity, to carry out and ensure compliance with the requirements of a reporting issuer, and to generally carry on its business, and has no permanent staff to perform these duties;

AND WHEREAS Manager has the necessary space, equipment, personnel and expertise to provide all of the services and facilities required by the Managed Entity and the Managed Entity wishes to engage Manager to provide such services and facilities;

NOW THEREFORE, THIS AGREEMENT WITNESSETH that in consideration of the covenants herein contained and such other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the Parties), the Parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following terms will have the meanings set out below unless the context otherwise requires:

“Affiliate” of a person (the “Subject Person”) means any other person that directly or indirectly controls, is controlled by or is under common control with the Subject Person.  For purposes of this definition, “control” of a person means (i) ownership of more than 50% of the shares in issue or other equity interests of such person or (ii) the power to direct the management or policies of a person, whether through the ownership of more than 50% of the voting power of such person, through the power to appoint more than half of the members of the board of directors or similar governing body of such person, or through contractual or other arrangements;

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“Agreement” means this Agreement including the Schedules to this Agreement as it or they may be amended or supplemented from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and not to any particular Section or other portion of this Agreement;

“Annual Budget” means, in respect of any Fiscal Year, an annual budget estimating the costs, on a monthly basis, of providing the Services and access to, and use of the assets contained in, the Shared Facilities, such budget to include a reasonable description of the method and basis for determining the costs to be allocated;

“Approved Annual Budget” means an Annual Budget that has been approved by the Managed Entity in accordance with the provisions of Section 5.1;

“herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and not to any particular Section or other portion of this Agreement;

“Applicable Law” means, with respect to any person, property, transaction, event or other matter, any law, rule, statute, regulation, order, judgement, decree, treaty or other requirement having the force of law (collectively the “Law”) relating or applicable to such person, property, transaction, event or other matter.  Applicable Law also includes, where appropriate, any interpretation of the Law (or any part) by any person having jurisdiction over it, or charged with its administration or interpretation;

“Confidential Information” means the confidential, secret or proprietary information of one Party or any of its Affiliates or Customers (the “Disclosing Party”), including data, technical information, financial information including prices, business information including business plans, strategies and practices, information relating to customers and prospective customers, trade secrets, know-how, methods, procedures, reports, budgets, computer tapes and other storage media, technology, files, documentation, and software of the Disclosing Party which has been or may hereafter be disclosed, directly or indirectly, to any other Party (the “Receiving Party”) either orally, in writing or in any other material form pursuant to and in conjunction with this Agreement;

“Disclosing Party” has the meaning ascribed thereto in the definition of “Confidential Information” set out herein;

“Documentation” has the meaning ascribed thereto in Section 7.1;

“Exchange” means the Toronto Stock Exchange;

“Fiscal Year” means the twelve month period commencing on January 1 of each year and terminating on December 31 of each year;

“Force Majeure Event” has the meaning ascribed thereto in Section 10.1;

“Governmental Authority” means any nation, federal government, province, state, municipality or other political subdivision of any of the foregoing, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or

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pertaining to government, and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Group Entity” means the Managed Entity and any other person that the Manager provides management services to pursuant to an agreement similar to this Agreement;

“including” means including, without limitation, and “includes” means includes, without limitation;

“Parties” means Manager and Managed Entity and “Party” means any one of them;

“Receiving Party” has the meaning ascribed thereto in the definition of “Confidential Information”;

“Services” has the meaning ascribed thereto in Section 2.1;

“Shared Facilities” has the meaning ascribed thereto in Section 4.1; and

“Taxes” includes all goods and services, sales, use, transfer, stamp, value added, gross receipts or excise tax or any similar taxes, fees, duties or imposts.

1.2	Headings

The headings in this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or interpretation.

1.3	Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.4	Choice of Law

This Agreement will be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.5	Attornment

Any legal action or proceedings with respect to this Agreement shall be brought in the courts of the Province of British Columbia and the courts of appeal therefrom. Each Party hereby attorns to and accepts for itself and in respect of its assets, irrevocably and unconditionally, the jurisdiction of such courts.

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ARTICLE 2
APPOINTMENT AND DELEGATION

2.1	Appointment as Manager and Delegation: Management Services

The Managed Entity hereby appoints Manager as the manager of the Managed Entity and delegates to Manager, and Manager hereby accepts the delegation of, authority to manage the assets, operations, business and administrative affairs of the Managed Entity. Manager hereby agrees to supply to the Managed Entity all services, staff and expertise as determined necessary to properly and efficiently manage the assets, operations, business and administrative affairs of the Managed Entity. In particular, but without limitation, Manager agrees to provide, as may be required:

(a)	senior executive services including, without limitation, business planning, support, guidance and policy making in respect of the Managed Entity;

(b)
(i) individuals to serve as directors of the Managed Entity; (ii) an individual to serve as the chief executive officer of the Managed Entity; (iii) an individual to serve as the chief financial officer of the Managed Entity; and (iv) individuals for such other executive positions as may be required by the Managed Entity;

(c)
general management services in respect of the business and affairs of the Managed Entity including providing the individual services of senior officers of Manager to act as executive officers of the Managed Entity, including the direct employment by the Managed Entity of officers of Manager;

(d)	accounting and financial services including coordination and management of the Managed Entity's accounting, treasury, information, income tax and reporting systems;

(e)
cash management and investment services including arranging, assisting and negotiating banking and financing arrangements for the Managed Entity and assisting in the preparation of financial statements and other financial reports, coordinating external audits and financial planning and budgeting;

(f)	reporting services to the Managed Entity's directors with respect to the business and affairs of the Managed Entity as may be requested by the Managed Entity's directors from time to time;

(g)	corporate secretarial services including, without limitation, assistance with the maintenance of corporate records and minutes of meetings;

(h)	governmental relations services including, without limitation, assisting in the representation of the Managed Entity to governmental and regulatory agencies;

(i)
the coordination of such audit, legal, insurance and other third party professional or non-professional services in respect of the Managed Entity as determined necessary by Manager (it being understood and agreed that the fees and expenses of third parties will be expenses of the Managed Entity);

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(j)
the coordination of risk management services including, without limitation, risk assessment, evaluation of insurance coverages, negotiation with insurance brokers, carriers and underwriters and processing and administration of insurance claims and including loss prevention services, health and safety advisory services and property risk management;

(k)	procurement and logistical services including the acquisition of equipment, supplies and services and the administration of the Managed Entity's commercial agreements;

(l)
negotiation, on behalf of and in the name of the Managed Entity, of agreements with the Managed Entity's customers and other material contracts with third parties necessary for the proper operation of business and assets of the Managed Entity, including with respect to the items listed in this Section 2.1;

(m)
human resources and staffing services including, without limitation, advisory and administration services relating to employee hiring, employee relations, compensation programs, employee benefit programs and personnel and industrial relations matters;

(n)	assessment, negotiation and implementation, on behalf of and in the name of the Managed Entity, of major acquisitions and sales of subsidiaries, businesses and/or assets;

(o)	the preparation and filing of all required tax returns for the Managed Entity and reports to governmental and regulatory agencies;

(p)	the management of the defence and prosecution of litigation and other legal services furnished by independent counsel and providing advice and recommendations with respect thereto;

(q)	the furnishing of technical and evaluation services on equipment, processes and techniques related to the operations of the Managed Entity; and

(r)	such other executive functions in connection with the management of the business and affairs of the Managed Entity as determined necessary or advisable by Manager.

(collectively, the “Services”)

ARTICLE 3
CONCERNING MANAGER

3.1	Standard of Care

Manager shall exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Managed Entity and shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Managed Entity

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acknowledges that conflicts of interest may arise between Manager, the Managed Entity and other members of the Group Entity, and that in resolving such conflicts Manager shall take such actions and do such things as Manager considers are in the best interests of the Managed Entity.

3.2	Representations and Warranties

(a)	Manager represents and warrants to the Managed Entity, and acknowledges that the Managed Entity is relying thereon, that:

(i)
it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of Manager enforceable against it in accordance with its terms except that:

(A)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(B)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(C)	a court may stay proceedings before them by virtue of equitable or statutory powers; and

(D)	rights of indemnity and contribution hereunder may be limited under applicable law;

(ii)
neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party; and

(iii)	neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents.

(b)	Managed Entity represents and warrants to the Manager, and acknowledges that Manager is relying thereon, that:

(i)
it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and,

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upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of Managed Entity enforceable against it in accordance with its terms except that:

(A)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(B)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(C)	a court may stay proceedings before them by virtue of equitable or statutory powers; and

(D)	rights of indemnity and contribution hereunder may be limited under applicable law;

(ii)
neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party; and

(iii)	neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents.

3.3	Liability of Manager

Manager shall not be liable for any error of judgement or for any loss suffered by the Managed Entity in connection with the matters to which this Agreement relates, except a loss resulting from wilful misconduct, bad faith, gross negligence or reckless disregard by it of its obligations and duties under this Agreement or in cases where Manager fails to act honestly and in good faith with a view to the best interests of the Managed Entity or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Manager and any agent to whom Manager has delegated any of its duties hereunder will perform all of its duties hereunder in accordance with the same standards of care exercised by a reasonably prudent person in similar circumstances.

3.4	Appointment of Agents

Manager may employ or engage or appoint as agent and rely and act upon information or advice received from advisors, accountants, legal counsel and others, provided Manager satisfies the standard of care described in Section 3.3 in relying and acting upon information received from such person.

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3.5	Relationship of Manager and the Managed Entity

(a)
The performance by Manager of its duties and obligations under this Agreement shall be strictly as an independent contractor.  Except as may be expressly set out herein, nothing contained in this Agreement shall create or imply any agency relationship among or between any of the Parties, nor shall this Agreement be deemed to constitute a joint venture or partnership between the Parties.

(b)
Any directors, officers or employees of Manager or its Affiliates who are also directors, officers and employees of the Managed Entity shall be paid by the Manager for serving in such capacity and shall not receive any remuneration from the Managed Entity therefore, except for stock options or other share based compensation granted by the Managed Entity in its sole discretion.

3.6	Other Activities of Manager

The Managed Entity acknowledges that Manager has management and administrative responsibilities and contracts with other persons, companies and other entities. The Managed Entity therefore agrees that Manager may provide management and administrative services to such other persons and entities which are the same or different from the services provided to the Managed Entity by Manager even though such other persons or entities may be the same or similar to the Managed Entity.

ARTICLE 4
SHARED FACILITIES

4.1	Use of Shared Facilities

The Managed Entity shall have access to, and use of the assets contained in, the facilities set out on Schedule 4.1 (the “Shared Facilities”).  The allocation of costs for the Shared Facilities shall be determined annually by the Manager in an equitable basis generally reflecting the head count of the individuals providing services to the Managed Entity as compared to the head count of the individuals providing services to other Group Entities that have access to the Shared Facilities and the Managed Entity shall contribute to the costs of the Shared Facilities on this basis.

ARTICLE 5
FEES AND PAYMENT

5.1	Budgets Relating to Services

Within thirty days following the date hereof, Manager shall prepare and deliver to the Managed Entity an Annual Budget for the Managed Entity’s written approval.  Thereafter, not less than sixty days prior to the commencement of each Fiscal Year, Manager shall prepare and deliver to Managed Entity an Annual Budget for the Managed Entity’s written approval.  In the event that Manager anticipates that the total annual costs of providing the Services will exceed the costs outlined in an Approved Annual Budget by greater than 10%, Manager shall use commercially reasonable efforts to obtain the prior written consent of the Managed Entity as soon as the Manager is aware of such cost. Any additional cost shall be allocated in the same manner and on

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the same basis as costs for similar line items have been allocated in the Approved Annual Budget for that Fiscal Year.

5.2	Fees Payable by Managed Entity

The Services will be provided by Manager to the Managed Entity on an “at cost” and “not for profit” basis, which costs shall be determined and allocated to the Managed Entity based on the cost or value of the Services provided to the Managed Entity as determined by Manager in its sole discretion, and Managed Entity shall reimburse Manager for such costs on a monthly basis.

5.3	Change in Services

In the event that the Managed Entity determines during a Fiscal Year, following the approval of an Approved Annual Budget, that it requires any change in the Services it receives, the Managed Entity shall provide notice to Manager and the costs of such change shall be (i) determined in the same manner and on the same basis as in the Approved Annual Budget, and (ii) allocated to, and paid by, the Managed Entity, unless otherwise agreed by the Parties. The quantity and level of Services provided at the end of a Fiscal Year shall form the basis of the quantity and level of Services to be included in the Annual Budget for the following Fiscal Year, unless otherwise agreed by the Parties.  Manager cannot change the quantity or level of Services provided to the Managed Entity without the prior written consent of the Managed Entity.

5.4	Invoice

During the term of this Agreement, the Manager shall prepare, issue and deliver to the Managed Entity, on quarterly basis, a consolidated detailed invoice for all amounts payable with respect to the Services provided during the prior quarter.

5.5	Payment

The Parties shall make automatic payments at the beginning of each month based on the Approved Annual Budget.  Thereafter within 30 days of receipt of the invoice delivered pursuant to Section 5.4, the Managed Entity shall pay such invoice, as adjusted by deducting the amount of the automatic payments.

The Managed Entity shall also pay to the Manager a security deposit equal to two months of services.

5.6	Proration

All fees payable under this Agreement shall be computed on a calendar month basis and shall be prorated for any partial month.

5.7	Payments in Respect of Taxes

All payments required to be made pursuant to this Agreement shall be plus all applicable Taxes.

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5.8	Severance Pay

(a)	Severance Pay for Past Services

The Parties acknowledge that certain employees and consultants of the Manager have had their employment or consulting services transferred to the Manager from the Managed Entity effective as of January 1, 2010 (“the Employee Transfer Date”), and the Managed Entity consents to such transfer.  Up to the Employee Transfer Date, these employees and consultants have been entitled to receive severance pay or termination payments (“Severance Pay for Past Services”) if their employment or consulting contracts are terminated by the Managed Entity.  The Managed Entity is responsible for all severance costs accrued as of December 31, 2009.  Details are set out on Schedule 5.8.

(b)	New Severance Pay Liabilities

Any new severance pay obligations after the Employee Transfer Date would be accrued as liability to the Manager as these obligations arise, and will be billed to Group Entity in the same manner and on the same basis as salaries and benefits allocation presented in the approved Annual Budget.

(c)	Allocation of New Severance Pay Obligations to Group Entity

All new severance pay or termination obligations of the Manager will be accrued commencing on January 1, 2010 and will be billed to Group Entity in the same manner and on the same basis as salaries and benefits allocation presented in the approved Annual Budget.  Funds collected from the Group Entity for new severance pay obligation will be deposited in a separate bank account of the Manager as an internally restricted contingency fund.  All severance payments will be made from this contingency fund.

When an employee or a consultant stops performing services for the Manager and no severance pay is owing to that person (for example the employee voluntarily terminates his employment contract with the Manager), then the severance pay related to this employee will be reversed and the credit will be passed on to the Group Entity as part of the annual fees adjustment set out in Section 5.9.

5.9	Annual Fees Adjustment

The parties acknowledge that the Manager will not generate any profits, but has to recover its costs.  At the end of each Fiscal Year, the Manager will compare its actual costs for the year with the costs billed.  If the costs billed exceed the actual costs, the Managed Entity will receive a credit.  If the costs billed are less than the actual costs,  than the Managed Entity will be billed for its share of the unbilled costs, which will be determined in the same manner and on the same basis as in the Approved Annual Budget.

5.10	Excluded Services

Services provided by the Manager are described in section 2.1.  The following is a non-inclusive listing of services and costs that are not included in the services provided by the Manager: legal,

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audit, insurance, tax returns preparation, filing fees, regulatory fees, travel, interest and bank charges, costs related to raising capital, costs related to business and property acquisitions.

ARTICLE 6
TERM AND TERMINATION

6.1	Term of Agreement

This Agreement is for an initial term commencing on the date hereof and expiring on December 31, 2010 and shall be automatically renewed from time to time thereafter for additional terms of one year unless otherwise terminated pursuant to Section 6.2 hereof.

6.2	Termination of Agreement

(a)	This Agreement may be terminated by either Party giving at least 180 days’ prior written notice (or such shorter period as the Parties may mutually agree upon) to the other Party of termination.

(b)
This Agreement may be terminated on 60 days' written notice to Manager in the event of the persistent failure of Manager to perform its duties and discharge its obligations under this Agreement, or the continuing malfeasance or misfeasance of Manager in the performance of its duties under this Agreement.

(c)	This Agreement may be terminated immediately in the event of the commission by Manager of any fraudulent act.

(d)
This Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of substantially all assets, sale of business or insolvency proceeding have been commenced or are being contemplated by Manager, and terminated upon the completion of any such proceeding by the Managed Entity.

6.3	Delivery of Records

If this Agreement is terminated, Manager shall immediately furnish to the Managed Entity at Managed Entity’s cost, all books, records, electronic data and other information pertaining to the Managed Entity and, upon the effective date of the termination of this Agreement, Manager shall forthwith transfer all books, records, electronic data and other information pertaining to the Managed Entity together with all other materials pertaining to the Managed Entity, in its possession, at Managed Entity’s cost, to any successor thereof. For a period of six years following the effective date of the termination of this Agreement, Manager shall provide the Managed Entity and any successor manager of the Managed Entity with any information from its records that the Managed Entity may reasonably require and shall be reimbursed for its reasonable costs and expenses thereof.

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ARTICLE 7
RECORDS AND REPORTING

7.1	Records and Reporting

Manager shall maintain, at all times, copies of all records related to the Services and the fees invoiced to the Managed Entity for such Services (collectively, “Documentation”).  Manager will retain such Documentation for not less than seven years from the date of its creation. Manager shall prepare such other reports as may be reasonably required by the Managed Entity from time to time.

7.2	Audit and Inspection Right

(a)
Upon reasonable notice from the Managed Entity, Manager shall provide to the Managed Entity and its internal and external auditors, inspectors, advisors, and such other representatives as such parties may designate from time to time, access to Manager’s locations during normal business hours for the purposes of performing audits and inspections relating to the Services, including access to:

(i)	the parts of a facility at or from which Manager is providing the Services;

(ii)	Manager’s personnel who are providing the Services;

(iii)	all Documentation relating to the Services;

(iv)	all physical assets that belong to or are charged to the Managed Entity;

to examine Manager’s  performance of the Services under this Agreement.  Manager shall provide full co-operation and assistance to any such entity exercising the right of audit and inspection hereunder and to its internal and external auditors, inspectors and designated representatives as may reasonably be required.

(b)	The Managed Entity shall be responsible for any additional costs or expenses reasonably incurred by Manager in connection with any audits or inspections conducted as provided for hereunder.

ARTICLE 8
INDEMNIFICATION

8.1	Indemnification of Manager

Manager (and each of its directors, officers, employees, consultants, agents and shareholders) shall be indemnified and saved harmless by the Managed Entity from and against all liabilities and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel fees), reasonably incurred in connection with any action, suit or proceeding to which Manager may hereafter be made a Party by reason of providing services hereunder to the Managed Entity provided that Manager shall not be finally adjudged in such action, suit or proceeding as liable for or guilty of wilful misconduct, bad faith, gross negligence or reckless disregard of duty to the

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Managed Entity, in relation to the matter or matters in respect of which indemnification is claimed.

For purposes of the preceding paragraph: (i) “action, suit or proceeding” shall include every action, suit or proceeding, civil, criminal or other; (ii) the right of indemnification conferred thereby shall extend to any threatened action, suit or proceeding and the failure to institute it shall be deemed its final determination; and (iii) advances may be made by the Managed Entity against costs, expenses and fees incurred in respect of the matter or matters as to which indemnification is claimed, provided that any advance shall be made only if the Managed Entity receives advice of legal counsel to the effect that, on the basis of the facts known to such counsel, the person seeking such advance is anticipated to achieve substantial success and on the condition that Manager receiving such advance agrees to repay to the Managed Entity any amounts so advanced if the Managed Entity does not receive, substantially concurrently with the termination of the matter or matters as to which such advances were made, advice of legal counsel to the effect that Manager is entitled to indemnification under this Agreement. The foregoing right of indemnification shall not be exclusive of any other rights to which Manager may be entitled as a matter of law or which may be lawfully granted to Manager.

The provisions of Article 8 shall survive termination of this Agreement.

ARTICLE 9
CONFIDENTIALITY

9.1	Confidentiality

Each Party shall use the Confidential Information of the other Parties only for the purposes contemplated by this Agreement.  The Receiving Party shall use commercially reasonable efforts to ensure that the Confidential Information of a Disclosing Party is not used, disclosed, published, released, transferred or otherwise made available in any form to, for the use or benefit of, any person (other than its Affiliates) except as provided in this Article 9, without such Disclosing Party’s approval, which may be unreasonably withheld.  Each Receiving Party shall, however, be permitted to disclose relevant aspects of a Disclosing Party’s Confidential Information to its officers and employees, and to the officers and employees of its Affiliates, to the extent that such disclosure is reasonably necessary for the performance of its duties and obligations under this Agreement; provided, however, that such Party shall take all commercially reasonable measures to ensure that Confidential Information of another Party is not disclosed or duplicated in contravention of the provisions of this Agreement by such officers and employees and such officers and employees are familiar with the requirements of this Article 9.  A Receiving Party shall also be permitted to disclose relevant aspects of a Disclosing Party’s Confidential Information to its directors, professional advisors, subcontractors, suppliers and agents on such terms which are reasonable considering the sensitivity of the Confidential Information, legal requirements and the identity of the disclose, which terms shall at least include the requirements set forth in this Section 9.1.  The obligations in this Article 9 shall not restrict any disclosure by any Receiving Party pursuant to:

(1)           any Applicable Law;

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(2)           by order of any court of competent jurisdiction or Governmental Authority;

(3)           disclosure as is required in the course of judicial proceedings to enforce rights or remedies under this Agreement, providing that the Receiving Party has taken all reasonable steps to obtain a judicial order to close such proceedings and files relating to such information to all Persons other than the parties thereto, unless such process has been waived in writing by the Party whose Confidential Information is to be disclosed, provided that the Receiving Party shall endeavour to give prompt notice to the Disclosing Party of any such requirement to disclose; and provided further that the obligation in this Article 9 shall not apply with respect to information that:

(4)           is independently developed by the Receiving Party;

(5)           is or becomes publicly available (other than through unauthorized disclosure by the Receiving Party); or

(6)           is disclosed by the owner of such information to a third party free of any obligation of confidentiality or of which a Party gained knowledge or possession of free of any obligation of confidentiality.

9.2	Injunctive Relief

Each Receiving Party recognizes that its unauthorized disclosure of Confidential Information of a Disclosing Party may give rise to irreparable injury to the Disclosing Party and acknowledges that remedies other than injunctive relief may not be adequate.  Accordingly, each Party has the right to seek equitable and injunctive relief on an interim and interlocutory basis in the Supreme Court of British Columbia to prevent the unauthorized possession, use, or disclosure or knowledge of any Confidential Information of that Party, as well as to such damages or other relief as is occasioned by such unauthorized possession, use, disclosure or knowledge.

9.3	Return of Confidential Information.

Each Party shall:

(1)           at the request of the Disclosing Party at any time;

(2)           after the Receiving Party’s need for it has expired; or

(3)           in connection with the termination of this Agreement, whether in whole or in part,

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promptly return to the Disclosing Party, or use all reasonable efforts to erase and destroy, all of the Confidential Information of the Disclosing Party in possession or control or such portion of it as has been requested by the Disclosing Party.

9.4	Survival.

This Article 9 shall survive the termination or expiry of this Agreement.

ARTICLE 10
FORCE MAJEURE

10.1	Force Majeure

(a)
Neither Party shall be liable for a failure or delay in the performance of its obligations pursuant to this Agreement, provided that such failure or delay is caused, directly or indirectly, by fire, flood, earthquake, elements of nature or acts of God, acts of war, terrorism, riots, civil disorders, rebellions or revolutions, or strikes, lock outs or labour disruptions, or any other causes beyond the reasonable control of such Party (each, a “Force Majeure Event”).  Upon the occurrence of a Force Majeure Event, the affected Party shall be excused from any further performance of those of its obligations pursuant to this Agreement affected by the Force Majeure Event only for so long as:

(i)	such Force Majeure Event continues and for so long after as such Party may reasonably require to alleviate the effect of the Force Majeure Event; and

(ii)	such Party continues to use commercially reasonable efforts to recommence performance whenever and to whatever extent possible without delay.

(b)
If a Force Majeure Event prevents, or in all likelihood will prevent, Manager from providing all or part of a Service, the Managed Entity may at its option, procure any affected Service or portion thereof from alternate sources until Manager is again able to provide such Service.  Manager shall not be required to compensate the Managed Entity for any costs and expenses relating to the services obtained from such alternate sources.

(c)
The Parties agree that the fees payable hereunder shall be equitably reduced in the event of a Force Majeure Event to reflect Services not received by the Managed Entity during the duration of the Force Majeure Event.

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ARTICLE 11
GENERAL PROVISIONS

11.1	Stock Exchange Acceptance

This Agreement is subject to the acceptance for filing thereof by the stock exchange on which the Managed Entity’s shares are listed for trading. If this Agreement is not accepted for filing by the Exchange, the Parties will forthwith negotiate such amendments to this Agreement as may be necessary to secure such acceptance for filing.  If such amendments cannot be mutually agreed upon, then either party may, by notice to the other, terminate this Agreement, provided that in such case all amounts owing for services pursuant to Section 2.1 incurred prior to the date of such termination will be a debt of the Managed Entity owing to Manager and due and payable forthwith.

11.2	Further Assurances

A Party shall, upon request of the other Party, execute and deliver or cause to be executed and delivered all such documents, deeds and other instruments of further assurance and do or cause to be done all such acts and things as may be reasonably necessary or advisable to implement and give full effect to the provisions of this Agreement.

11.3	Assignment

This Agreement shall not be assigned by the Managed Entity without the prior written consent of Manager. Upon notice to the Managed Entity, Manager may transfer or assign any and all rights granted hereunder to any of its successors or Affiliates.

11.4	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

11.5	Entire Agreement

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes and replaces all prior understandings, agreements, negotiations or discussions, whether written or oral, between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understanding, express or implied, between the Parties other than those expressly set forth in this Agreement.

11.6	Notice

Any notice required or permitted to be given hereunder shall be in writing and shall be properly given, if delivered personally, or by mail or by facsimile or other similar form of communication addressed:

(a)	to the Managed Entity at:

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Crosshair Exploration & Mining Corp. Suite 1240, 1140 West Pender Street Vancouver, BC V6E 4G1 Attention: Stewart Wallis Facsimile No.: 604 681-8039

(b)	to Manager at: EGM. Exploration Group Management Corp. Suite 1240, 1140 West Pender Street Vancouver, BC V6E 4G1 Attention: Mark Morabito Facsimile No.: 604 681-8039

Any notice, direction or other instrument given as aforesaid shall be deemed to have been effectively given, if sent by facsimile or other similar form of telecommunications on the next business day following such transmission or, if delivered, to have been received on the date of such delivery or, if mailed, to have been received seven days after the mailing thereof. Either Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address.

11.7	Amendment

This Agreement may not be amended, changed, supplemented or otherwise modified in any respect except by written instrument executed by the Parties hereto or their respective successors or permitted assigns.

11.8	Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

11.9	Counterpart Execution

This Agreement may be executed by facsimile or other electronic means and in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

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11.10	Effective Date

Notwithstanding the date or dates upon which this Agreement is executed by either Party, this Agreement shall be in full force and effect between the Parties effective as of and from the date first above written.

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date and year first above written.

EGM EXPLORATION GROUP MANAGEMENT CORP.

Per:	(signed)	“Mark J. Morabito”
	Name:	Mark J. Morabito
	Title:	Chief Executive Officer

CROSSHAIR EXPLORATION & MINING CORP.

Per:	(signed)	Stewart Wallis”
	Name:	Stewart Wallis
	Title:	President

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SCHEDULE 4.1

Shared Facilities

1.	Suite 1240 - 1140 West Pender Street Vancouver, BC V6E 4G1

SCHEDULE 5.8

Severance Pay Obligation of the Managed Entity

[REDACTED: Description of the severance pay obligation of the Managed Entity to cetain employees and consultants accrued as of December 31, 2009.]

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